UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Hutech Norin Meito Unyu Kabushiki Kaisha
(Name of Subject Company)

Hutech norin Co., Ltd. MEITO TRANSPORTATION CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Hutech norin Co., Ltd. MEITO TRANSPORTATION CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hutech norin Co., Ltd.
Attn: Zentaro Saito
2-18-4 Ryogoku, Sumida-ku, Tokyo, Japan 130-0026
81-3-3632-3442

MEITO TRANSPORTATION CO., LTD.
Attn: Takuya Nakayama
2-4-5 Naka-cho, Musashino-shi, Tokyo, Japan 180-8533
81-422-54-8311

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1
Execution of the Basic Agreement between MEITO TRANSPORTATION CO., LTD. and Hutech norin Co., Ltd. Concerning the Management Integration through the Establishment of a Joint Holding Company by way of a Share Transfer

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Hutech norin Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated February 10, 2015.

MEITO TRANSPORTATION CO., LTD. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated February 10, 2015.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hutech norin Co., Ltd.

/s/ Zentaro Saito

Name:	Zentaro Saito

Title:	Executive Officer

Date:  February 10, 2015

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEITO TRANSPORTATION CO., LTD.

/s/ Kunio Hayashibara

Name:	Kunio Hayashibara

Title:	President

Date:  February 10, 2015